

Exhibit 9 – Designated Compliance Officer

Form NRSRO – Annual Certification
March 2025

MORNINGSTAR | DBRS

Name

Zulema Aragones Monjas

Employment History

Morningstar DBRS (Madrid, Spain)

- Designated Chief Compliance Officer for DBRS, Inc., March 2025 – Present
- Global Chief Compliance Officer for Morningstar DBRS, March 2023 – Present
- Regional Compliance Officer for European and India Compliance for Morningstar DBRS, April 2013 – March 2023 (London, UK)

BT plc (London, UK)

- Head of Regulatory Affairs and Compliance, April 2011 – April 2013
- Company Secretary for EMEA Regional Governance board (RGC) and LATAM Regional Governance board, January 2011 – April 2013
- Senior Specialist, Regulatory Affairs and Compliance, Equality of Access Office, January 2006 – January 2011
- Specialist, Strategy and Business Planning. BT Retail Capacity Planning, November 2004 – January 2006
- Professional, Strategy and Business Planning BTGS CS Strategy and Development. BT Global Services UK, June 2003 – November 2004
- Service Marketing Manager. Service Excellence and Portfolio. UK Business Customer Service Management (UKBCSM). BT Global Services UK, September 2001 – June 2003

Organic Food Brokers (London, UK)

- Business Developer. External Consultant, May – September 2001

Post-Secondary Education

London School of Economics and Political Science (LSE), London, UK, MSc Analysis, Design and Management of Information Systems 2000-2001
Imperial College, University of London, UK, MSc Marketing and Management 1999 – 2000
Escuela Tecnica Surperior de Ingenieros (ETSEA), MEng, Spain, 1994 – 1999

Whether employed by DBRS full-time or part-time

Full-time